Mail Stop 3561

November 13, 2007

<u>VIA FACSIMILE (732-530-9008) or U.S. MAIL</u>

Mr. Roger K. W. Fan, President and CEO
Sound Worldwide Holdings, Inc.
Superluck Industrial Centre
Flat K, 13/F (Phase2)
Tsuen Wan, N.T. Hong Kong, China

   Re: **Sound Worldwide Holdings, Inc.**
      Item 4.01 Form 8-K (Multiple Items)
      Filed October 29, 2007
      File No. 0-52116

Dear Mr. Fan:

   We have reviewed your filing pertaining to Item 4.01 of your current report and have the following comments. Please note that our review was limited to the Item 304 of Regulation S-B disclosures. At a later date, we may issue additional comments pertaining to the other matters described in the current report. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the second paragraph of your disclosure regarding the audit report of Conner & Associates, P.C. ("Conner") on your financial statements. Please revise your disclosure to also address whether the audit <u>reports</u> of Conner on the financial statements for the fiscal year ended December 31, 2006 contained an adverse opinion or disclaimer of opinion, or were qualified or modified as to

uncertainty, audit scope or accounting principles. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the auditor's reports, as required by Item 304(a)(1)(ii) of Regulation S-B. Please revise accordingly.

2. To the extent that you make changes to the Item 4.01 of Form 8-K to comply with our comments, please obtain an file an Exhibit 16 letter from the former accountant stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-387, if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel
and Health Care Services

cc: The Sourlis Law Firm
        Virginia K. Sourlis, Esq.
        The Galleria
        2 Bridge Avenue
        Red Bank, New Jersey 07701
        Via facsimile (732) 530-9008